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                                                                    Exhibit 21.1

                                  SUBSIDIARIES

Mymetics Corporation has two subsidiaries:

1. 6543 Luxembourg S.A. (a wholly-owned subsidiary of Mymetics Corporation) is a joint stock company organized under the laws of Luxembourg and does business under the name "6543 Luxembourg S.A."

2. Mymetics Management Sarl (a wholly-owned subsidiary of Mymetics Corporation) is a company organized under the laws of Switzerland and does business under the name " Mymetics Management Sarl "


As disclosed above under Item I, Mymetics S.A. (a 99.9% owned subsidiary of 6543 Luxembourg S.A.), a company organized under the laws of France, will be dissolved under the control of the French court appointed judicial administrator contingent upon certain events, probably in 2008. As a legal consequence of this court order, Mymetics Corporation has formally lost control over its French subsidiary.